FOURTH AMENDED AND RESTATED LIABILITY COMPANY AGREEMENT
of
BODYGOOD NUTRITION LLC

A Delaware Limited Liability Company

This Fourth Amended and Restated Limited Liability Company Agreement (this "**Agreement**") of BodyGood Nutrition LLC, a Delaware limited liability company (the "**Company**"), is executed effective as of June 30 , 2022 (the "**Effective Date**") by and between the Company and the Persons identified on attached Exhibit A as members of the Company (collectively, the "**Members**" and each is a "**Member**"). Unless otherwise indicated, capitalized terms used in this Agreement have the meanings specified in Exhibit B of this Agreement.

WHEREAS, the initial members of the Company entered into a Limited Liability Company Agreement dated as of July 5, 2018 setting forth such members' rights and obligations, which agreement was amended and restated by that certain Amended and Restated Limited Liability Company Agreement dated as of October 1, 2018, and further amended and restated by that certain Second Amended and Restated Liability Company Agreement, dated as of August 15, 2019 (as so amended and restated, the "**Second Restated Agreement**");

WHEREAS, the Company and its members further amended and restated the Second Restated Agreement by entering into that certain Third Amended and Restated Liability Company Agreement, dated as of June 30, 2021 to, among other things: (a) effect the surrender and transfer to the Company of Class A Membership Interests of RHB equal to a 10% Percentage Interest; (b) reallocate such 10% Percentage Interest to certain other Members; (c) change certain provisions regarding the management of the Company, including the establishment of a Board; (d) issue additional Class C Membership Interests of the Company, and (e) admit certain new Members holding Class C Membership Interests (as so amended and restated, the "**Third Restated Agreement**");

WHEREAS, the Company and Members representing a Supermajority of the Members desire to amend and restate the Third Restated Agreement in its entirety by entering into this Agreement to, among other things: (a) denominate the Company's equity interests in the form of Units; (b) create different types or classes of Units with varying privileges, preference, duties, liabilities, obligations and/or rights; (c) re-classify the Company's existing Membership Interests into specified classes or types of Units; (d) authorize the issuance of an additional two million (2,000,000) Class C Units; (e) create a new pool of the Company's Class P Units; (f) issue certain of the newly created Class P Units to Joseph J. Mercer III ("**Mercer**"), the chief executive officer hired by the Company in January 2022, subject to Mercer's execution of a Membership Unit Grant and Restriction Agreement with the Company in the form approved by the Board; (g) admit Mercer as a new Member of the Company; (h) eliminate the role of Manager of the Company; (i) update the indemnification language to narrow the scope of indemnified parties to those involved in the management of the Company; and (j) acknowledge and agree that the Company may elect to convert to a C corporation at a future date in order to facilitate further fund raising;

NOW, THEREFORE, in consideration of the mutual promises, covenants and undertakings specified in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, with the intent to be obligated legally and equitably, the parties agree as follows and agree that the Third Restated Agreement is hereby amended and restated as set forth herein:

ARTICLE 1
ORGANIZATION

1.1 Formation and Term. The Company's existence commenced on June 29, 2018 as a Delaware limited liability company upon the filing of its Certificate of Formation with the Delaware Secretary of State as file no. 6955136 (the "**Certificate of Formation**"). The Certificate of Formation was filed by an "authorized person" within the meaning of the Act. The parties agree to continue the Company pursuant to and in accordance with the Act. This Agreement constitutes a "limited liability company agreement" under the Act. Except as expressly provided in this Agreement to the contrary, the Members' rights and obligations and the Company's operation and termination shall be governed by the Act. The Company shall continue in perpetuity until terminated as provided in this Agreement.

1.2 Name. The name of the Company is "BodyGood Nutrition LLC" and the business of the Company may be conducted under that name, or such other name or names as the Board deems appropriate. The Board shall make or cause to be made all appropriate filings on behalf of the Company to enable the Company to conduct or continue to conduct business under an assumed name or a different name, and to secure the Company's proprietary rights to such a name.

1.3 Principal Place of Business; Qualification in Foreign Jurisdiction. The principal office of the Company shall be determined from time to time by the Board. The Company may locate its place of business at any other place the Board deems advisable; provided, that the Company shall at all times maintain a registered agent within the State of Delaware and the state of the Company's principal place of business. The initial registered agent for service of process in Delaware is stated in the Certificate of Formation. The Board or any Company officer designated by the Board is authorized to execute and file on behalf of the Company all necessary or appropriate documents required to qualify the Company to transact or to continue to transact business within any state in which the nature of the activities or property ownership requires qualification.

1.4 Purpose. The business of the Company is to engage in: (a) the development, marketing, and sale of consumer products; (b) to the extent approved by the Board, such other lawful activities for which limited liability companies may be formed; and (c) all other activities necessary, customary, convenient or incidental to any of the foregoing. Company may exercise all rights and powers necessary to or reasonably connected with the Company's business that may be legally exercised by limited liability companies under the Act and which shall at any time appear conducive to or expedient for the protection or benefit of the Company or its assets. Company may engage in any activities authorized hereunder directly or through subsidiary entities organized to carry out such activities.

1.5 Ownership of Company Property. The properties and assets owned by the Company shall be owned by the Company as an entity and held in the name of the Company. The Members may not hold any ownership interest in any Company property in their own name or right. The Members' interests in the Company are personal property for all purposes.

1.6 Limited Liability. Except to the extent mandated by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and the Members are not personally obligated for any such debts, obligations or liabilities of the Company solely by reason of being a Member of the Company.

ARTICLE 2
CAPITAL CONTRIBUTIONS

2.1 Capital. The Capital Contributions of RHB and TWS consist of those services set forth in the Member Service Agreements referenced on Exhibit A to this Agreement. The initial Capital Contributions of the Members holding Class C Units are set forth in aggregate on Exhibit A to this Agreement. The Board shall maintain a separate schedule setting forth the initial Capital Contribution of each Member holding Class C Units.

2.2 Additional Capital. No Member shall be required to make any additional Capital Contributions to the Company.

2.3 Capital Accounts. The Company shall establish and maintain an individual capital account ("**Capital Account**") for each Member in accordance with Treasury Regulations section 1.704-1(b)(2)(iv). If a Member Transfers all or a part of that Member's Membership Interest in accordance with this Agreement, such Member's Capital Account attributable to the transferred Membership Interest shall carry over to the new owner of such Membership Interest pursuant to Treasury Regulations section 1.704-1(b)(2)(iv)(l). However, the Interest Reduction effected pursuant to the Third Restated Agreement was not intended to be a Transfer of a Membership Interest and the Capital Account attributable thereto as contemplated by this Section 2.3. Upon an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b), the Capital Accounts of the Members shall be adjusted pursuant to Treasury Regulations 1.704 1(b)(2)(iv)(m). The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations section 1.704-1(b) and 1.704-2, and shall be interpreted and applied in a manner consistent with such Regulations. If the Board, upon the advice of tax counsel, determines that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulation, the Board is hereby authorized to make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member pursuant to Section 5.1 or Section 9.3.

2.4 No Interest. No Member will receive interest on any Capital Contribution or Capital Account balance.

2.5 Return of Capital. Unless otherwise specifically provided in this Agreement, no Member may demand the return of, or withdraw, any or all of that Member's Capital Contribution

prior to the dissolution and winding up of the Company. Neither the Board nor any Member guarantees the return of another Member's Capital Contribution. No Member is required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

2.6 Member Loans. Nothing in this Agreement prevents any Member from making loans to the Company with the approval of the Board if the Board determines in good faith that such loan is reasonably required by the Company. If any Member makes any loan or loans to the Company or advances money on its behalf, the amount of any such loan or advance shall not be treated as a contribution to the capital of the Company but shall be a debt due from the Company. Any such loans shall bear interest at reasonable commercial rates, be unsecured and otherwise be on reasonable commercial terms.

ARTICLE 3
UNITS; MEMBERS

3.1 Units. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes, or series. Each type, class, or series of Units shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class, or series. The Board shall maintain a schedule of all Members, their respective mailing addresses (including email), and the amount and type, class, or series of Units held by them (the "**Members Schedule**"), and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. The number and type of Units held by the Members as of the Effective Date are set forth on Exhibit A to this Agreement; provided that the number of Class C Units are set forth in aggregate on Exhibit A to this Agreement. The Company shall separately maintain in the Members Schedule the number of Class C Units of each Member holding Class C Units.

3.2 Types of Units. The Company is hereby authorized to issue up to 8,500,000 Units designated as Class A Units, up to 903,744 Units designated as Class P Units, and up to 4,500,000 Units designated as Class C Units, 2,000,000 of which are newly authorized Class C Units pursuant to this Agreement (the "**New Class C Units**"). In connection with this Agreement, the Company's prior Class A Membership Interests are being re-classified as Class A Units, the Company's prior Class B Membership Interests (other than the Membership Interests of Jason Zinn that were classified as profits interests ("the Prior Class B Profits Membership Interests")) are being re-classified as Class A Units, the Company's Prior Class B Profits Membership Interests are being re-classified as Class P Units, and the Company's prior Class C Membership Interests are being re-classified as Class C Units. As of the date hereof and after giving effect to the transactions contemplated by this Agreement, 8,465,108 Class A Units are issued and outstanding to the Class A Members in the amounts set forth on Exhibit A opposite such Member's name, 668,340 Class P Units are issued and outstanding to the Class P Members in the amounts set forth on Exhibit A opposite such Member's name, and 2,401,360 Class C Units are issued and outstanding to the Class C Members in the aggregate. A pool of 235,404 Class P Units have been reserved for issuance by the Board, none of which have been issued as of the date of this Agreement. The Class A Units are Membership Interests with full voting rights. The Class C Units are Membership Interests without any voting rights except as otherwise provided in this Agreement or required by the Act.

The Class P Units are intended to qualify as "**Profits Interests**" within the meaning of Internal Revenue Service Revenue Procedures 93-27 and 2001-43, Internal Revenue Service Notice 2005-43, or any future Internal Revenue Service guidance, and the Company and all Members shall file all tax returns and reports consistently with the foregoing. The Class P Units do not have any voting rights except as otherwise required by the Act.

Upon the issuance of any Class P Units, the Board shall establish a Participation Threshold, if any, applicable to such Class P Units. The "**Participation Threshold**" applicable to any Class P Units issued by the Company shall be equal to the minimum amount determined by the Board in its discretion to be necessary to cause such Class P Units to be treated as Profits Interests. The Class P Member Schedule for each Class P Member shall set forth the Participation Threshold for each issuance of the Member's Class P Units and shall be provided only to the Class P Member to which it relates unless otherwise determined by the Board in its sole and absolute discretion. Class P Units of each Class P Member shall be subject to any vesting and other restrictions set forth in (x) the Class P Member Schedule for the Class P Member and/or (y) any other written agreement between the Company and the recipient of Class P Units. An example of a Class P Member Schedule is attached as Exhibit C.

3.3 Members. The name, mailing address (including email), Capital Contribution and number and type of Units of each Member will be set forth on the Members Schedule maintained by the Company. Capital Account balances will be maintained by the Company with its accounting and tax records.

3.4 Additional Units. No additional Units or any instrument convertible into Units shall be pledged, granted, issued, promised, or otherwise issuable in the Company without the approval of the Board. Upon such Board approval, the Company may issue Units to those Person(s) and for that consideration designated by the Board in its sole discretion. Any Units granted, issued, or otherwise provided pursuant to the foregoing shall be subject to the rights, obligations, terms and conditions associated with such Units as approved by the Board. Each Member hereby authorizes and approves: (a) the authorization of the New Class C Units, (b) the issuance of the Class P Units to Mercer as listed in Exhibit A, subject to Mercer's execution of a Membership Unit Grant and Restriction Agreement with the Company in the form approved by the Board and (c) any future issuances of Units that are made in accordance with this Section 3.4.

3.5 Admission Requirements. Each recipient of Units pursuant to Section 3.4, as a condition of the issuance of such Units and admission as a Member, shall agree to be bound by this Agreement by executing a counterpart signature page to this Agreement or a Joinder Agreement in a form approved by the Board. The Board shall update the Members Schedule upon the issuance of any new Units, admission of a new Member, notice of a change of address, or any other action or occurrence such that the Members Schedule at all times accurately reflects the current names, addresses, Capital Contributions, and number and type of Units of each Member.

3.6 Withdrawal. No Member may withdraw from the Company without the prior written consent of the Board. Upon any withdrawal in accordance with this Section 3.6, the withdrawing Member: (i) will no longer be considered a Member of the Company for any purpose whatsoever as of the date of the withdrawal; (ii) will not have any right to a return of the Member's Capital Contribution; and (iii) will have no economic rights or voting rights whatsoever with

respect to the Member's Membership Interest, including without limitation, rights to distributions with respect to such Membership Interest.

3.7 **<u>Tax Election</u>**. Each Member receiving Class P Units agrees to consult with his or her personal tax advisor about the advisability of filing with the Internal Revenue Service a "Section 83(b) Election" with respect to such Class P Units in such form as required by applicable Treasury Regulations. As of the date of this Agreement, any Section 83(b) Election must be filed within thirty (30) days of the issuance date of such Class P Units in order to be valid. It is such Member's responsibility, not the Company's, to file a timely Section 83(b) Election, even if such Member requests the Company or its representatives to assist with or make the Section 83(b) Election filing. Such Member agrees to rely on such Member's own advisor with respect to the decision as to whether or not to file a Section 83(b) Election.

ARTICLE 4
MANAGEMENT

4.1 **<u>Management; Officers</u>**.

4.1.1 The Company shall be managed by the Board. Except as otherwise set forth in this Agreement, the Board shall make all decisions regarding the business, property, and affairs of the Company. Except as otherwise set forth in this Agreement, no Member shall have the authority to bind, manage, or control the business, property, or affairs of the Company unless the Board has granted such authority to such Member in writing. Any Member who takes any action or purports or attempts to bind the Company in violation of this Section 4.1.1 shall be solely responsible for any loss and/or expense incurred by the Company or any Member as a result of such unauthorized action, and such Member shall indemnify and hold harmless the Company and each other Member with respect to such loss and/or expense. Subject to any approvals required elsewhere in this Agreement or otherwise required by the Board via resolution in the future, each Board Member is authorized to execute documents, instruments and agreements in the name of and on behalf of the Company, and the Board may also delegate such signing authority to Company officers as described in Section 4.1.2 below.

4.1.2 The Board may appoint officers at any time. The officers of the Company, if deemed appropriate by the Board, may include, but are not limited to: a chairperson, chief executive officer, president, vice president, secretary, and chief financial officer. The officers shall serve at the pleasure of the Board subject to all rights, if any, of an officer under any contract of employment or as otherwise granted by the Board from time-to-time. Any individual may hold any number of offices. The officers shall exercise such powers and perform such duties as specified in this Agreement and as shall be determined from time to time by the Board. Unless the Board decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Company. More specifically, the Chief Financial Officer shall be authorized to establish on behalf of the Company, account(s) at a bank or banks, and funds from such account(s) may be withdrawn by means of checks or drafts of the Company signed by the President, CEO or Chief Financial Officer. Any delegation pursuant to this Section may be revoked

at any time by the Board. Subject to the rights, if any, of an officer under a contract of employment, any officer may be removed, either with or without cause, by the Board at any time.

4.2 Board Matters.

4.2.1 Appointment of Board Members. The Company shall have a Board (the "**Board**") which shall consist of four members (the "**Board Members**") and shall have the rights and responsibilities set forth in this Agreement. Two of the members of the Board shall be selected by RHB (the "**RHB Members**" and each an "**RHB Member**") so long as RHB continues to be a Member of the Company, and two of the members shall be selected by TWS (the "**TWS Members**" and each a "**TWS Member**") so long as TWS continues to be a Member of the Company. A Board Member shall hold office until his or her resignation or removal as provided herein. Without limiting the foregoing, if requested, a Board Member shall be entitled to review in advance any general group communications by the Company to investors or Members. Each Member with the right to designate or participate in the designation of a Board Member as specified above hereby represents and warrants to the Company that, to such Member's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) under the Securities Act of 1933, as amended (the "Securities Act") (each, a "Disqualification Event"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any Board Member designee to whom any Disqualification Event is applicable, except for a Disqualification Event to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "Disqualified Designee". Each Member with the right to designate or participate in the designation of a Board Member as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any Board Member designee who, to such Member's knowledge, is a Disqualified Designee and (B) that in the event such Member becomes aware that any individual previously designated by any such Member is or has become a Disqualified Designee, such Member shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

4.2.2 Manner of Acting. Each Board Member shall have one vote. Except as otherwise provided in this Agreement, all decisions reserved to the Board hereunder shall be resolved by a majority vote of the Board Members (a "**Board Majority**").

4.2.3 Meetings.

4.2.3.1 The Board may have regular or special meetings. Any Board Member may call for a special meeting of the Board at such time as is reasonable and with reasonable advance written notice.

4.2.3.2 Except as provided in this Agreement, written notice stating the date, time, and place of the Board meeting, and the purpose or purposes for which the Board meeting is called, shall be delivered not less than two (2) Business Days before the date of such meeting, either personally or by mail, electronic mail, or overnight or next-day delivery services by or at the direction of the person or persons calling the meeting, to each Board Member. When any such notice is required to be given to any Board Member, a waiver thereof in writing signed

by the Board Member, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

4.2.3.3 Board meetings may be held by means of a conference telephone conversation or any similar communications equipment by means of which all Board Members and other persons participating in the meeting may hear each other. A quorum of the Board shall exist only when all of the Board Members are present at a meeting of the Board.

4.2.4 Action by Written Consent. Any action required or permitted to be taken at a meeting of the Board may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, circulated to all of the Board Members with an explanation of the background and reasons for the proposed action. Action taken by written consent under this Section 4.2 shall be effective on the date the required percentage or number of Board Members have signed the consent, unless the consent specifies a later effective date. Any such approved written consent shall be promptly provided to all Board Members and shall be delivered to the Company for inclusion in the minutes or for filing with the Company records.

4.2.5 Deadlock. Each Board Member shall act reasonably and in good faith with regard to approving or disapproving decisions related to the management of the Company ("**Company Matters**"). In the event the Board Members are unable to agree on any Company Matter, then such Company Matter shall be resolved, if at all, by the vote of Members holding more than fifty percent (50%) of all issued and outstanding Units on an aggregate basis, but excluding any Class P Units (the **"Member Majority**").

4.2.6 Resignation.

4.2.6.1 A Board Member may resign as a Board Member of the Company at any time by giving at least fifteen (15) days' written notice of his or her resignation to each Member holding Class A Units.

4.2.6.2 A RHB Member may be removed, for any reason, with or without cause, only by RHB. A TWS Member may be removed, for any reason, with or without cause, only by TWS.

4.2.6.3 Upon a Board Member's resignation or removal, such resignation or removal shall have no impact on such Person's rights as a Member hereunder.

4.2.7 Vacancy. Any vacancy occurring for any reason in the office of a RHB Member shall be filled by RHB, and any vacancy occurring for any reason in the office of a TWS Member shall be filled by TWS.

4.3 **Actions Requiring Approval of the Board.** Notwithstanding any provision of this Agreement to the contrary, in addition to those actions for which this Agreement specifically requires the consent of the Board, the following actions, decisions, determinations, elections, consents, and approvals with respect to the Company shall require the prior written consent of the Board:

4.3.1 Declare, pay, or approve any distributions or make any other distributions in respect of any Membership Interests, other than Tax Distributions which shall be declared and paid pursuant to Section 5.1.2.

4.3.2 Enter into any joint venture, joint development, or similar arrangement with a third party with respect to the business of the Company, or any merger or consolidation that does not constitute a Change of Control.

4.3.3 Create, acquire, or hold any equity interest in a subsidiary that is not a wholly owned subsidiary or dispose of any equity interests in any subsidiary of the Company.

4.3.4 Authorize, issue, or agree to issue any Units, instruments convertible into Units (contingent or otherwise), or other equity interests or rights to acquire an equity interest in the Company.

4.3.5 Admit any new Member.

4.3.6 Authorize, enter into, or otherwise agree to any transaction with a Board Member, Member, or family member thereof, including without limitation any transaction with any Affiliate of the foregoing or any entity in which the foregoing has a material financial interest, except to the extent required or permitted pursuant to: (a) a Member Service Agreement which has been approved by a Supermajority of the Members or the Board under this Section 4.3 and has not subsequently been materially amended or modified; or (b) the MSP Agreement referenced in Section 4.7.

4.3.7 Authorize any additional capital contributions or authorize any loans from Members.

4.3.8 Change the primary line of business of the Company.

4.3.9 Amend or further amend either of the Member Service Agreements designated on Exhibit A, or the MSP Termination Agreement or the Services Termination Agreement.

4.3.10 Except as set forth in Section 4.7 or in a Member Service Agreement designated on Exhibit A attached hereto (as currently existing or as amended with the consent of the Board), compensate, or agree to provide compensation to, in any form or manner, any Board Member or any Member. For the avoidance of doubt, approval of the Members will not be necessary for Tax Distributions.

4.3.11 Make any election (or choose to not make any election that is recommended by the Company's tax advisors) under the Code, the Treasury Regulations or other applicable federal, state or local tax law ii) extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency or settle, or (iii) compromise, settle, contest, pursue, litigate, challenge, deal with or otherwise be involved with or participate in any administrative action, assessment, audit, hearing, litigation or any other matter involving taxes with any federal, state, foreign or local governmental or quasi-governmental agency or authority (including, without limitation, the Internal Revenue Service) that in the case

of any matter set forth in subparagraphs (i), (ii) or (iii) will or is reasonably expected to have a material or disproportionate effect on any of the following with respect to a Member: (a) a Capital Account balance; (b) a share of the Company Profits or Losses (and items of income, gain, loss and expense), or (c) distributions of Distributable Cash or Tax Distributions (pursuant to Article 5), distributions in connection with the liquidation of the Company (pursuant to Article 9) or otherwise as provided in this Agreement.

4.3.12 Hire or engage any new senior employee or officer, including without limitation any CEO or chief executive officer.

4.3.13 Approve or adopt the annual budget for the Company or any amendments or modifications of the approved budget.

4.3.14 Incur any expense not included in the approved budget, or any expense or obligation involving a total annual expense in excess of $25,000 in the aggregate.

4.4 **Member Meetings and Approval**. No annual or regular meetings of the Members are required. If meetings of the Members are held, such meetings shall be noticed, held and conducted pursuant to the Act and this Agreement, and the Board may adopt reasonable rules regarding the holding of meetings as determined by the Board to be necessary or appropriate for compliance with the Act, or Supermajority of the Members where required by this Agreement. Except as otherwise required by the Act and except as set forth elsewhere in this Agreement including Section 4.2.5 hereof, Class C Units will not be entitled to vote on any matter or action related to the Company, attend any meetings of the Members or otherwise participate in the management of or any decision made by the Company.

4.5 **Devotion of Time**. No Board Member shall be required to devote his full time to the Company business. This Agreement shall not prevent any Board Member, or any Member from devoting time to other businesses, whether or not similar in nature to the business of the Company, and none of the Company, any other Board Member, or any of the other Members shall have any rights in or to said businesses or the income or profits derived therefrom by reason of this Agreement. Notwithstanding the foregoing, to the extent any Person is appointed or hired as an officer or employee of the Company by or subject to the approval of the Board, such Person may, while fulfilling such role and if required in a written employment agreement signed by such Person, be required to devote his or her full time to the Company's business.

4.6 **Indemnification**. The Company shall indemnify, defend, and hold harmless each Board Member and any former Board Member or manager and any officer (each an "**Indemnified Party**" and collectively the "**Indemnified Parties**") to the fullest extent permitted by applicable law (as the same now exists or, if broader, as may hereafter be amended, substituted, or replaced) from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including without limitation reasonable attorney's fees and disbursements), judgments, fines, excise taxes, settlements, and other amounts ("**Indemnified Costs**") arising from any and all claims, demands, actions, suits, or proceedings, whether civil, criminal, administrative, or investigative, in which an Indemnified Party may be involved, or threatened to be involved as a party or otherwise, arising out of or incidental to the business or activities of or relating to the Company, except that no Indemnified Party shall be entitled to be indemnified in respect of any Indemnified Cost incurred by an Indemnified Party by reason of

such Indemnified Party's fraud, gross negligence, intentional misconduct, violation of this Agreement, violation of any other written Agreement between the Company and such Indemnified Party, or for any lawsuit initiated by such Indemnified Party against the Company, the Board Members, or its Members or subsidiaries, and this provision shall not reduce or limit the contractual liability of an Indemnified Party for breach of any other agreement with the Company, a subsidiary of the Company, or to which such Indemnified Party is a party; provided, however, that any indemnity under this Section 4.6 shall be provided out of and to the extent of the Company assets (including insurance policy proceeds) only, and no Member shall have any personal liability on account thereof. The Company shall use reasonable commercial efforts to obtain and maintain director and officer and product and other liability insurance covering each of the Indemnified Parties in such amounts as may be reasonably determined by the Board, which insurance shall name each of the Indemnified Parties as co-insureds, and shall provide customary certificates of insurance to the Indemnified Parties providing for non-cancellation of such policies without standard prior written notice to the certificate holder.

4.7 Compensation For Services; Reimbursements.

4.7.1 Except as specifically set forth herein, the Board Members and the Members will only be entitled to compensation for services rendered or goods provided to, or on behalf of, the Company pursuant to this Agreement if such compensation has been approved by the Board. The Members acknowledge that a Supermajority of the Members had previously approved compensation to RHB and TWS in the form of management support payments pursuant to the Management Support Payments Agreement dated May 29, 2019 among the Company, RHB and TWS (the "**MSP Agreement**"), but that in connection with the Third Restated Agreement, the MSP Agreement was terminated (subject to the right of RHB and TWS to receive any amount currently owed to each of them thereunder, pursuant to the MSP Termination Agreement). For avoidance of doubt, the foregoing restriction in the first sentence of this Section 4.7.1 will not limit any distributions made in accordance with the terms of this Agreement.

4.7.2 The Company has reimbursed the Company's former manager for all reasonable out-of-pocket expenses incurred by the former manager (i) solely to form the Company, and (ii) in the proper conduct of the Company's business.

4.8 Competing Activities. Except as otherwise set forth herein or in a written agreement between such Person and the Company, the Board Members, the Members, and each of their Affiliates may engage or invest in any activity, including without limitation those that might be in direct or indirect competition with the Company. Neither the Company, the Board Members, nor any other Member shall have any right in or to such other activities or to the income or proceeds derived therefrom. Except as set forth in any separate agreement between the Company and such party, no Board Member or Member shall be obligated to present any investment opportunity to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. Except as set forth herein or in any separate agreement between the Company and such party, the Board Members and each Member shall have the right to hold any investment opportunity for his, her, or its own account or to recommend such opportunity to persons other than the Company.

4.9 Duties.

4.9.1 Except as otherwise set forth in Section 4.9, all duties (including without limitation the duty of loyalty and all other fiduciary duties), at law, in equity, or otherwise, applicable to the Board Members are hereby, to the greatest extent permitted by law, waived (other than the duty to comply with this Agreement). None of the Board Members shall be liable to the Company, any Member, or any other Person for his good faith reliance on the provisions of this Agreement.

4.9.2 The Board shall have the benefit of the business judgment rule to the same extent as a board of directors of a corporation organized under the Delaware General Corporation Law.

4.9.3 Each of the Board Members shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Board Members reasonably believe are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses or net cash flow or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

4.9.4 Any repeal or amendment of this Section 4.9 shall not adversely affect any right or protection of the Board Members existing at the time of such repeal or amendment.

4.10 **Members Have No Exclusive Duty to Company**. Each of the Board Members and each of the Members may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company or the Board Members or any Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of any other such Person or to the income or proceeds derived therefrom. Each Board Member and each Member may engage in businesses distinct from or related to the Company, whether or not competitive with the Company. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Board Member, any of their respective Affiliates, or any officer, employee or agent of any of the foregoing, or any Member (collectively, the "**Associate**"). Each Member waives any and all fiduciary duties owed to the Company or to such Member by any Associate (including those fiduciary duties that, absent such waiver, may be implied by law), and in doing so, each Member recognizes, acknowledges and agrees that the duties and obligations of the Associate to the Company and to each other Member are only as expressly set forth in this Agreement. Notwithstanding the foregoing, each Associate that is a party to this Agreement shall owe to the Company and to each other Member a duty to act in accordance with the implied contractual covenant of good faith and fair dealing. The Parties hereto acknowledge and agree that any such Associate acting in accordance with this Agreement shall be deemed to be acting in compliance with such implied contractual covenant, and shall not be liable to the Company, to any Member or to any other Person that is a party to or is otherwise bound by (or is a beneficiary of) this Agreement for its reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of an Associate otherwise existing at law or in equity in respect of the Company or this Agreement, are agreed by all Parties hereto to replace fully and completely such other duties and liabilities.

4.11 Establishment of Certain Vesting Restrictions. In connection with the execution of the Second Restated Agreement, each of RHB and TWS (each, a "**Principal Service Member**") previously agreed to have its respective Membership Interest in the Company be subject to the vesting provisions and risk of forfeiture set forth in this Section 4.11.

4.11.1 If there is a Member Services Agreement Default (as defined below) by the Principal Service Member that is a party to such Member Services Agreement with the Company, then the unvested portion of such Principal Service Member's Membership Interest shall be forfeited without consideration immediately upon such Member Services Agreement Default (the "**Forfeited Interest**"). In the event of a Forfeited Interest, the Percentage Interest corresponding to such Forfeited Interest (but not the Forfeited Interest itself) shall be re-allocated to all Members (including the Principal Service Member forfeiting the Forfeited Interest, to the extent of the Percentage Interest corresponding to its then remaining vested Membership Interest) such that the Percentage Interests of all Members shall be increased in proportion to their Percentage Interests. In such event, the Percentage Interests set forth in Exhibit A shall be updated accordingly as provided in Section 3.4.

4.11.2 Each Principal Service Member's Membership Interest shall be twenty-five percent (25%) vested as of the effective date of the Second Restated Agreement. So long as there has not been a Member Services Agreement Default by the Principal Service Member under its Member Services Agreement with the Company, the remaining seventy-five percent (75%) of such Principal Service Member's Membership Interest shall vest in a series of twelve (12) equal quarterly installments such that the Principal Service Member's entire Membership Interest shall be fully vested three (3) years after the Effective Date of the Second Restated Agreement (i.e., 6.25% of each Principal Service Member's total Membership Interest shall vest at the end of each successive quarter in the absence of a Member Services Agreement Default by such Principal Service Member under its Member Services Agreement with the Company). In addition, in the event of any Change of Control of the Company prior to the end of such three-year vesting period, any unvested portion of each Principal Service Member's Membership Interest shall become fully vested immediately prior to such Change of Control of the Company.

4.11.3 As used in this Section 4.11, a "**Member Services Agreement Default**" means all of the following have occurred: (a) the applicable Principal Service Member that is a party to the Member Services Agreement with the Company has committed a material breach of its obligations to perform services to the Company under such Member Services Agreement or failed to renew such Member Services Agreement without the consent of the other Principal Service Member (for this purpose, such material breach shall include the applicable Principal Service Member's filing of a petition or commencing other proceedings seeking reorganization, liquidation, arrangement, or other similar relief under any federal or state law relating to bankruptcy or insolvency, or the failure to dismiss any such action against it within sixty (60) days of the filing of such action, ceasing to operate as a going concern, or causing any other "Termination Event" under the Member Services Agreement resulting in its termination); (b) such material breach or non-renewal has not been cured or corrected within ten (10) days after the Principal Service Member that is not a party to such Member Services Agreement provides written notice to the breaching Principal Service Member of such material breach, which notice shall also serve as a "Dispute Notice" pursuant to Section 10.8 of this Agreement; (c) the dispute resolution procedures set forth in Section 10.8 of this Agreement shall have been followed; and (d) the

arbitrator pursuant to Section 10.8.3 of this Agreement has issued a decision confirming that a Member Services Agreement Default has occurred or the Principal Service Members and the Company have entered into a written settlement or other similar agreement confirming that a Member Services Agreement Default has occurred. Notwithstanding the provisions of the Member Services Agreements, the parties hereto agree that with respect to a Member Services Agreement Default, the dispute resolution procedures set forth in Section 10.8 of this Agreement supersede the dispute resolution procedures in the Member Services Agreements. Notwithstanding the foregoing, the execution and delivery of the Services Termination Agreement and the First Amendment of Services Agreement that occurred in connection with the Third Restated Agreement, or the consummation of the actions contemplated thereby did not and do not constitute a Member Services Agreement Default.

4.11.4 Notwithstanding the vesting provisions established by this Section 4.11 with respect to each Principal Service Member's Membership Interest, each such Membership Interest (both vested and unvested portions) shall have the same rights (including rights to vote and receive allocations and distributions) and be subject to the same restrictions (including Transfer restrictions) as are otherwise provided in this Agreement with respect to Class A Units without regard to such vesting provisions. The vesting provisions described in this Section 4.11 do not, in and of themselves, reduce the Principal Service Member's Membership Interest or Percentage Interest or any economic or other rights in such Membership Interest as of the Effective Date but instead is intended to only reflect a potential reduction in a Principal Service Member's Membership Interest upon a Member Services Agreement Default by such Principal Service Member.

4.11.5 The Members hereby acknowledge and agree that each Principal Service Member previously owned its respective Membership Interest in full and the vesting provisions described in this Section 4.11 were and are: (a) not intended to be a "transfer" of a Membership Interest under Sec. 83 of the Code, and (b) intended to be within the scope of "situation 1" as described in Internal Revenue Service Revenue Ruling 2007-49 dated July 6, 2007.

ARTICLE 5
DISTRIBUTIONS AND ALLOCATIONS

5.1 Distributions.

5.1.1 Subject to ARTICLE 9 and Section 4.3.1, and distributions required under Section 5.1.2, the Board may cause the Company to distribute Distributable Cash of the Company at such times and in such amounts as deemed appropriate by the Board, unless prohibited by the Act. Any such distributions shall be made to the Members in proportion to their respective Percentage Interests; provided, that in the event of a Capital Transaction that results in distributions, then such distributions shall be made in the following order of priority: (a) first, to creditors (including Members, if applicable, and any payments due under the MSP Agreement which have not been paid), in the order of priority as provided by law; (b) second, to Reserves as reasonably required for contingent liabilities (after passage of a reasonable time the balance, if any, in said Reserves shall be distributed as set forth below); (c) third, to the Members holding Class C Units pro rata in proportion to their holdings of Class C Units, until distributions equal the aggregate amount of the initial Capital Contributions made by such Members in respect of their

acquisition of Class C Units provided that once such aggregate amount has been paid such Class C Units shall be deemed "Fully Funded," and no future amount shall be payable with respect to such Fully Funded Class C Unit under this provision or any other provision of this Agreement; and (d) fourth, to the Members pro rata in accordance with their respective positive Capital Account balances, in proportion to and to the extent thereof, except that distributions previously made to the Members holding Class C Units under Section 5.1.1(c) shall be treated as credits under this Section 5.1.1(d) in order to avoid paying the Fully Funded Class C Units twice.

5.1.2 Within fifteen (15) days of the end of each calendar quarter, the Board shall cause the Company to distribute an amount to each Member ("**Tax Distribution**") in cash equal to (a) the cumulative Profits allocated to such Member, less (b) the cumulative Losses allocated to such Member, the result (of (a) less (b)) of which shall be multiplied by (c) fifty five percent (55%), from the result (of (a) less (b) multiplied by (c)) of which shall be subtracted (d) the sum of all Tax Distributions previously made to such Member, provided, however, that if the foregoing calculation results in a negative number no Tax Distribution will be made with respect to such calendar quarter. In the event that there is insufficient available cash to enable the Company to make the full amount of Tax Distributions that would otherwise be made to the Members pursuant to this Section 5.1.2, the amount of each Tax Distribution payable to each Member shall be proportionately reduced so that all Tax Distributions remain proportionate to the distribution that would have otherwise been required. Subject to the rights of the Board set forth herein, the Company shall make commercially reasonable efforts to have adequate available cash to make Tax Distributions, including by maintaining sufficient available cash and making commercially reasonable efforts to not enter into any credit or financing agreements prohibiting or limiting Tax Distributions. Tax Distributions made pursuant to this Section 5.1.2 shall be treated as an advance against future distributions payable to any Member pursuant to Section 5.1.1. Notwithstanding the foregoing provisions, no Tax Distributions will be made in respect of taxable income or gain arising in connection with proceeds from a Change of Control of the Company, Capital Transaction, dissolution, liquidation, or any other transaction in which the proceeds associated with such transaction have been distributed to the Members pursuant to this Agreement.

5.1.3 The Board may cause the Company to withhold or cause to be withheld distributions or portions thereof if the Company is required to do so by any applicable rule, regulation, or law, and each Member hereby authorizes the Board to cause the Company to withhold (or cause such withholding) from or pay on behalf of or with respect to such Member any amount of federal, state, local or foreign taxes that the Board reasonably determines the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement. Any amounts so paid or withheld with respect to a Member pursuant to this Section 5.1.3 or ARTICLE 9 shall be treated as having been distributed to such Member and shall reduce any amounts otherwise distributable to such Member (either currently or in the future) pursuant to this Agreement.

5.2 General Tax Allocations. Subject to Section 5.3 below, all items of Company income, gain, loss or deduction shall be allocated for federal, state and local income tax purposes as follows:

5.2.1 All Profits for each fiscal year or other period shall be allocated:

5.2.1.1 First, to the Members until the cumulative Profits allocated to each Member under this Section 5.2.1.1 for such fiscal year and all prior years are equal to the cumulative Losses allocated to the Member under Sections 5.2.2.2 and 5.2.2.3 below for all previous fiscal years. Allocations of Profits under this Section 5.2.1.1 shall (commencing with Losses most recently allocated and continuing thereafter to consecutive prior allocations of Losses) be made to the same extent and in the same ratio as such allocated Losses to the extent they have not been offset by prior allocations of Profits under this Section 5.2.1.1.

5.2.1.2 The balance to the Members pro rata in accordance with their respective Percentage Interests.

5.2.2 All Losses shall be allocated for each fiscal year or other period:

5.2.2.1 First, to the Members until the cumulative Losses allocated to each Member under this Section 5.2.2 are equal to the cumulative Profits allocated to the Member under Section 5.2.1.2 above for all previous fiscal years. Allocations of Losses under this Section 5.2.2.1 shall (commencing with Profits most recently allocated and continuing thereafter to consecutive prior allocations of Profits) be made to the same extent and in the same ratio as such allocated Profits to the extent they have not been offset by prior allocations of Losses under this Section 5.2.2.1.

5.2.2.2 Second, to the Members, pro rata in accordance with their respective positive Capital Account balances, until their Capital Account balances are reduced to zero ($0).

5.2.2.3 The balance, if any, to the Members pro rata in accordance with their respective Percentage Interests.

5.3 Special Tax Allocations.

5.3.1 Except as otherwise provided in Sections 5.3.2 and 5.3.3, if any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to each such Member in proportion to such Member's respective deficit in such Member's Capital Account in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the negative balance in the Capital Account of such Member as quickly as possible. This Section 5.3.1 is intended to qualify and be construed as a "qualified income offset" within the meaning of Treasury Regulation 1.704-(b)(2)(ii)(d)(3) and it must be interpreted consistently therewith.

5.3.2 For purposes of determining each Member's proportionate share of "excess nonrecourse liabilities" within the meaning of Treasury Regulation section 1.752-3(a)(3), such excess nonrecourse liabilities must be determined in accordance with the Members Percentage Interests. Nonrecourse Deductions (as defined in Treasury Regulation section 1.704 2(b)(1)), for any fiscal year, or portion thereof, shall be allocated among the Members in proportion to their respective Percentage Interests. Except as provided in Section 5.3.3 below, if there is a net decrease in Partnership Minimum Gain for a Company fiscal year, each Member shall be allocated, before any other allocation of Company items for such fiscal year, items of gross income and gain for such

year (and, if necessary, for subsequent years) in proportion to, and to the extent of, the amount of such Member's share of the net decrease in Partnership Minimum Gain during such year. The income allocated pursuant to this Section 5.3.2 in any fiscal year shall consist first of gains recognized from the disposition of property subject to one or more nonrecourse liabilities, and any remainder shall consist of a pro rata portion of other items of income or gain of the Company.

5.3.3 Notwithstanding any other provisions of this Section 5.3 to the contrary, if there is a net decrease in "**Partnership Minimum Gain**" (as defined in Treasury Regulation section 1.704-2(d)), including for this purpose minimum gain attributable to "**Partner Nonrecourse Debt**" (as defined in Treasury Regulation sections 1.704-2(k) and 1.704-2(b)(4)), each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in proportion to, and to the extent of, an amount equal to the greater of (i) such Member's share of the net decrease in Partnership Minimum Gain, determined in accordance with Treasury Regulation sections 1.704-2(f) and 1.704 2(i) (or any corresponding provisions of any successor regulations thereto) that is allocable to the disposition of Company property subject to one or more Nonrecourse Liabilities (as defined in Treasury Regulation section 1.704-2(b)(3)) or Member Nonrecourse Debt, or (ii) the amount by which such Member'sCapital Account balance is negative at the end of such fiscal year, in an amount and manner sufficient to eliminate such negative Capital Account balance as quickly as possible. This Section 5.3.3 shall be applied separately with respect to Partnership Minimum Gain attributable to Partner Nonrecourse Debt and other Partnership Minimum Gain. The items to be so allocated shall be determined in accordance with Treasury Regulation sections 1.704-2(f), 1.704-2(g), 1.704-2(i)(4), 1.704 2(i)(5) and 1.704 2(j)(2)(ii). This Section 5.3.3 is intended to comply with the minimum gain chargeback requirement in such Treasury Regulations and shall be interpreted consistently therewith.

5.3.4 Any item of Company loss, deduction or expenditures described in section 705(a)(2)(B) of the Code that is attributable to a Partner Nonrecourse Debt shall be allocated to those Members that bear the economic risk of loss for such Partner Nonrecourse Debt, and among such Members in accordance with the ratios in which they share such economic risk determined in accordance with Treasury Regulation section 1.704-2(i). If there is a net decrease in any Partner Nonrecourse Debt Minimum Gain of the Company during a Company fiscal year, each Member with a share of such Partner Nonrecourse Debt Minimum Gain as of the beginning of such year shall be allocated items of gross income and gain in the manner and to the extent provided in Treasury Regulation sections 1.704-2(i)(4) and 1.704 2(i)(5).

5.3.5 Notwithstanding anything herein to the contrary, (i) to the extent Losses otherwise allocable to a Member pursuant to Section 5.2 would cause any Member to have a negative Capital Account balance at the end of any fiscal year, such Losses shall not be allocated to such Member and instead shall be allocated to the other Members (to the extent the other Members are not limited in respect of the allocation of Losses) and thereafter to the Members in accordance with their Percentage Interests, and (ii) in the event any Member has a negative Capital Account balance at the end of any fiscal year, each such Member shall be specially allocated items of income and gain in the amount of such excess as quickly as possible.

5.3.6 The allocations set forth in Sections 5.3.1, 5.3.2, 5.3.3 and 5.3.5 above (the "**Regulatory Allocations**") are intended to comply with certain requirements of Treasury

Regulation section 1.704-1(b). Notwithstanding any other provision of this ARTICLE 5 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other Profits, Losses and items of income, gains, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other Profits, Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

5.3.7 Notwithstanding anything to the contrary in this Agreement, the Company intends for the allocations contained in this ARTICLE 5 to have "substantial economic effect" within the meaning of Treasury Regulation 1.704-1(b). If any Code or any Treasury Regulation promulgated thereunder requires allocations of items of income, gain, loss, deduction or credit different from those set forth in this Agreement, upon the advice of tax counsel, the Tax Matters Partner is hereby authorized to make new allocations in reliance upon the Code, the Treasury Regulations and such advice of tax counsel. Such new allocations shall be deemed to be made pursuant to the fiduciary obligations of the Tax Matters Partner to the Company and the Members, and no such new allocation shall give rise to any claim or cause of action by any Member, whether or not the Tax Matters Partner benefits from such reallocation.

5.4 **Tax Matters**.

5.4.1 Brian Enge is hereby designated the "**Tax Matters Partner**" of the Company for purposes of Chapter 63 of the Code and the Treasury Regulations thereunder and is also designated as the "**Partnership Representative**" for purposes of implementing the provisions of Subchapter C of Chapter 63 of the Code, as revised by the Bipartisan Budget Act of 2015 (the "**BBA**"). The Tax Matters Partner and the Partnership Representative may be the same Person, and either may be changed at the discretion of the Board.

5.4.2 Subject to Section 4.2, all tax elections permitted to be made by the Company under federal or state laws shall be made by the Tax Matters Partner, provided however that unless otherwise approved by the Board, the Company shall be taxed as a partnership. The Partnership Representative shall handle all matters required to be handled by it pursuant to the BBA.

5.4.3 Tax returns of the Company shall be prepared by the Tax Matters Partner or such certified public accountant(s) or other Person(s) selected by the Tax Matters Partner.

5.4.4 All expenses incurred in connection with any audit, investigation, settlement, or review will be borne by the Company. While the Company is intended to be taxed as a partnership for federal tax purposes, the Members do not intend to be partners one to another or partners as to any third party (and no partnership exists under this Agreement for any non-tax purpose).

5.4.5 If for any reason the Company is liable for any tax, imputed underpayment, interest or penalty under Code Section 6225 as a result of an audit, then each person who was (or whose predecessor was) a Member during any portion of the reviewed year shall indemnify and pay to the Company an amount equal to such person's proportionate share of such liability. Such apportionment of liability shall take into account the extent to which the Company's imputed

underpayment was modified by adjustments under Code Section 6225(c) (to the extent approved by the IRS) and attributable to (x) a particular Member's tax classification, tax rates, tax attributes, the character of tax items to which the adjustment relates and similar factors, or (y) the Member's filing of an amended return for the Member's taxable year that includes the end of the Company's reviewed year and payment of required tax liability in a manner that complies with Code Section 6225(c)(2). Each Member shall promptly provide the Tax Matters Partner or the Partnership Representative with all information that it reasonably requests and each Member shall cooperate in all reasonable respects with the Tax Matters Partner and the Partnership Representative. Expenses of any administrative proceedings undertaken by the Tax Matters Partner and the Partnership Representative shall be expenses of the Company. Each Member, other than a Member acting as the Tax Matters Partner and/or the Partnership Representative, who elects to participate in such proceedings shall be responsible for any expenses incurred by such Member in connection with such participation. The Company shall, to the fullest extent permitted by law, indemnify, defend and hold harmless the Tax Matters Partner and the Partnership Representative from and against any and all claims, liabilities, costs and expenses (including reasonable attorney fees and court costs) incurred by him, her or it as a consequence as serving or acting as the Tax Matters Partner or Partnership Representative, as applicable.

5.4.6 The provisions of this Section 5.4 will survive the termination of the Company (as well as any termination, purchase or redemption of any Member's Membership Interest in the Company for any reason whatsoever), and shall remain binding on the Members and all former Members for a period of time necessary to resolve with the appropriate taxing authorities any and all material matters regarding the taxation of the Company and the Members.

ARTICLE 6
ACCOUNTING AND BANKING

6.1 **Books, Records and Accounting**. The Board shall cause the Company to prepare and maintain, at its principal office, proper and complete books of account of the Company's business, including without limitation all records required to be prepared and maintained by the Act (collectively, the "**Records**"). The Records shall be kept at the Company's principal place of business. The Company's fiscal year shall be the calendar year.

6.2 **Inspection Rights**. Upon reasonable notice from a Member holding Class A Units, the Company shall afford each such Member and its representatives reasonable access during normal business hours to (i) the corporate, financial and similar records, reports and documents of the Company, including, without limitation, all books and records, minutes of proceedings, internal management documents, reports of operations, studies, reports of adverse developments, copies of any management letters and communications with Members, and permit each such Member and its representatives to examine such documents and make copies thereof, and (ii) the Company's public accountants (or the public accountants providing accounting services on behalf of the Company), and to afford each such Member and its representatives the opportunity to discuss and advise on the affairs, finances and accounts of the Company with such persons (and the Company hereby authorizes said accountants to discuss with such Member and its representatives such affairs, finances and accounts). The Board shall provide each such Member and its representatives reasonable access during normal office hours to any such Company records, reports or documents maintained by the Company. The Board also agrees to cause the Company to maintain such

separate records of the Company as the Board in good faith determines is appropriate in order to understand the business operations and performance of the Company. Unless and only to the extent otherwise required by the Act, Members holding Class C Units or Class P Units shall not have any of the rights described in this Section 6.2 but only such inspection rights as are required by the Act.

6.3 Information Rights.

6.3.1 Monthly Financial Statements to Certain Members. The Company shall furnish to each Member holding Class A Units, as soon as available, and in any event within fifteen (15) days after the end of each month, unaudited balance sheets of the Company as at the end of each such month and for the current fiscal year to date and unaudited statements of income, cash flows and members' equity for each such month and for the current fiscal year to date, as well as monthly sales reports.

6.3.2 Quarterly Business Updates to Each Member. The Company shall furnish to each Member, as soon as available, and in any event within thirty (30) days after the end of each calendar quarter, a report as to the Company's business as at the end of each such quarterly period.

6.3.3 Annual Financial Statements to Each Member. The Company shall furnish to each Member, as soon as available, and in any event within thirty (30) days after the end of each fiscal year, unaudited balance sheets of the Company as at the end of each such fiscal year and unaudited statements of income, cash flows and Members' equity for such fiscal year, as well as annual sales reports.

6.4 Bank Accounts. The Board shall cause the Company's funds to be maintained in one or more separate bank accounts in the name of the Company at such banks or other financial institutions as determined by the Board, and shall not permit the funds of the Company to be commingled in any fashion with the funds of the Members or any other Person. Checks or drafts drawn on the Company's accounts shall require the signature of Company officers or such other Person designated by the Board.

6.5 Tax Returns. The Company shall cause to be prepared at least annually, at Company expense, information regarding the Company necessary for the preparation of the Members' federal and state income tax returns. The Company shall send or cause to be sent to each Member within ninety (90) days after the end of each taxable year or as soon as reasonably practicable thereafter such information with respect to Company as is necessary forsuch Member to complete his, her, or its federal and state income tax or information returns.

ARTICLE 7
INVESTMENT REPRESENTATIONS

Each Member represents and warrants to, and agrees with, the other Members and the Company as follows:

7.1 Preexisting Relationship or Experience. Such Member: (i) has a preexisting personal or business relationship with the Company or one or more of its Members or control persons; or (ii) by reason of the Member's business or financial experience, or by reason of the business or financial experience of the Member's financial advisor who is unaffiliated with and

who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company, the Member is capable of evaluating the risks and merits of an investment in the Membership Interests and of protecting the Member's own interests in connection with this investment.

7.2 Unregistered Securities. The Member understands: (i) that the Membership Interests have not been registered under the Securities Act of 1933, or the securities laws of any state (collectively, the "**Securities Acts**") because the Company is issuing Membership Interests in reliance upon the exemptions from the registration requirements of the Securities Acts providing for issuance of securities not involving a public offering; (ii) that the other Members and the Company are relying upon the representations made by the Member herein in determining that such an exemption is available, and would not be issuing Member the Membership Interests in the absence of such representations; (iii) that exemption from registration under the Securities Acts would not be available if any Membership Interests were acquired by a Member with a view to distribution; (iv) that the Company is under no obligation to register the Membership Interests or to assist the Member in complying with any exemption from registration under the Securities Acts if such Member should at a later date wish to dispose of such Membership Interests; and (v) that no public market exists with respect to the Membership Interests and no representation has been made that such a public market will exist at a future date.

7.3 No Advertising. The Member has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, newspaper or magazine article or advertisement, radio or television advertisement, or any other form of advertising or general solicitation with respect to the sale of the Membership Interests.

7.4 Investment Intent. The Member is acquiring the Membership Interests for investment purposes for the Member's own account only and not with a view to or for sale in connection with any distribution of all or any part of the Membership Interests. No other Person will have any direct or indirect beneficial interest in or right to the Membership Interests.

7.5 Representatives and Risks. The Member has consulted with such professional advisors, including without limitation its own attorneys and tax advisors, regarding the Membership Interests prior to acquiring any such Membership Interests. Member understands that an investment in Company is speculative, that any possible profits therefrom are uncertain, and that such Member must bear the economic risks of any investment in the Company for an indefinite period of time. Member is able to bear all such economic risks and hold the Membership Interest for an indefinite period.

7.6 Residency. The Member is a resident of, or incorporated or formed in, the state identified on Exhibit A.

7.7 Indemnity. The Member understands the meaning and consequences of the representations, warranties and covenants made by it herein and that the other Members and the Company have relied upon such representations, warranties and covenants. Each Member hereby indemnifies, defends, protects and holds wholly free and harmless the Company from and against any and all losses, damages, expenses or liabilities arising out of the breach and/or inaccuracy or any such representation, warranty and/or covenant. All representations, warranties and covenants

contained herein and the indemnification contained in this ARTICLE 7 shall survive the execution of this Agreement and the liquidation of the Company.

ARTICLE 8
TRANSFER OF INTERESTS

8.1 General Prohibition. Subject to Section 8.10 below, except for Permitted Transfers (defined below) and Transfers in connection with a Drag-Along Sale under Section 8.5, no Member may Transfer or encumber any Membership Interests or Units except with the prior written approval of the Board. Transfers in violation of this Section 8.1 will be null and void, and the Company shall have no obligation to recognize or effect any such Transfers. After the consummation of any Transfer of any Membership Interests, the Membership Interests so Transferred shall continue to be subject to the provisions of this Agreement and any further Transfers shall be required to comply with all of the provisions of this Agreement. Each Member acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members. Each Member shall, in connection with and as a condition of any Transfer, require the recipient to execute a counterpart to this Agreement, provided, however, that the execution of such counterpart shall not validate any unauthorized Transfer of Membership Interests. To the extent any Transfer is permitted, after such Transfer all transferred Membership Interests will remain subject to the repurchase rights and other restrictions associated with such Membership Interests prior to the transfer, including without limitation those set forth in this Agreement.

8.2 Permitted Transfers. A Member may Transfer (a "**Permitted Transfer**") all or any portion of that Member's Membership Interests: (i) to the Company; or (ii) to another Member. In addition, a Permitted Transfer shall include the Transfer of Class C Units by an individual Member without consideration by operation of law to such individual Member's (a) heirs upon such individual Member's death, or (b) ex-spouse upon such individual Member's divorce. Any such heir or ex-spouse to whom Class C Units are so Transferred shall be an Assignee of such Membership Interest unless admitted as a Substituted Member pursuant to Section 8.3.

8.3 Transferee as a Member. An Assignee of a Membership Interest may become a Substituted Member only if (a) the Board consents to the Assignee's admission to the Company as a Member, (b) the Assignee executes a counterpart signature page to this Agreement or a Joinder Agreement approved by the Board or another instrument satisfactory to the Company accepting and adopting the provisions of this Agreement, and (c) the Assignee pays any reasonable expenses in connection with the Assignee's admission as a Substituted Member. The admission of an Assignee as a Substituted Member does not and will not release the Member who transferred the Membership Interest from any liability that such transferring Member may have to the Company. Any Membership Interest held or transferred to an Assignee for any reason will be solely Economic Interests unless and until such Assignee is admitted as a Substituted Member, after which such Membership Interest will have the rights and privileges associated with such Membership Interest.

8.4 Right of First Refusal. Except for Permitted Transfers as described in Section 8.2, each time a Member will make or proposes to make a Transfer of any Membership Interest (a "**Transferring Member**") (whether voluntary or involuntary), the Transferring Member shall first

offer such Membership Interests to the Company, and if not purchased by the Company, such Membership Interest shall be offered to the other Members in accordance with the following provisions:

8.4.1 The Transferring Member (or its estate or other representative) shall deliver written notice to the Company and other Members of the proposed Transfer (the "**Transfer Notice**") stating (a) such Member's bona fide intention to transfer such Membership Interest, (b) the name and address of the proposed transferee, (c) the Membership Interest to be transferred, (d) the purchase price and terms of payment for which the Transferring Member proposes to transfer such Membership Interest, and (e) and any other details relevant to the proposed Transfer.

8.4.2 Within thirty (30) days after the Company's receipt of the Transfer Notice described in Section 8.4.1, the Company shall notify the Transferring Member (or its estate or applicable representative) and the other Members of the Company's desire to purchase all or a portion of the Membership Interests being transferred. If Company elects to purchase all or a portion of such Membership Interests, the Transferring Member shall sell such Membership Interests to Company on the terms set forth in the Transfer Notice. The failure of the Company to submit a notice to the Transferring Member of the Company's intention to purchase within this thirty (30) day period constitutes an election by the Company not to purchase any of the Membership Interests being transferred.

8.4.3 If the Company does not elect to purchase all of the Membership Interests being transferred, then within fifteen (15) days after the expiration of the thirty (30) day period described in Section 8.4.2 above, each Member may elect to purchase up to a pro-rata portion of the remaining Membership Interests being transferred (based on the percentage of total outstanding Units held by such Member) by providing written notice to the Company and Transferring Member. If any such Member elects to purchase less than all of its pro-rata portion of such remaining Membership Interests being transferred, the other Members can elect to purchase such Membership Interests being transferred (and the Company may use any reasonable method to allocate such remaining Membership Interest being transferred among such Members). If one or more Members elects to purchase all or a pro-rata portion of the remaining Membership Interests subject to transfer, the Transferring Member shall sell such Membership Interests to such Member(s) on the terms set forth in the Transfer Notice.

8.4.4 If the Company and/or the Members do not elect to purchase or obtain all of the Membership Interests designated in the Transfer Notice, then the Transferring Member may Transfer to the proposed transferee the Membership Interests described in the Transfer Notice, if such Transfer (i) is completed within thirty (30) days after the expiration of the Members' rights to purchase such Membership Interests, (ii) is made on terms no less favorable to the Transferring Member than as designated in the Transfer Notice, and (iii) satisfies and complies with all the requirements of this ARTICLE 8 (and the Transferee will not be admitted as a Substituted Member without the consent of the Board). If such Membership Interests are not transferred strictly in accordance with the terms of this Section 8.4.4, the Transferring Member must give a new Transfer Notice prior to any other or subsequent proposed transfer of such Membership Interests.

8.5 Drag-Along Rights.

8.5.1 Participation. If one or more Members holding Class A Units and the Board (such Member or Members, the "**Dragging Members**"), approve a Change of Control of the Company (a "**Drag-Along Sale**"), the Dragging Members shall have the right, after delivering the Drag-Along Notice in accordance with Section 8.5.3, to require that each other Member (each, a "**Drag-Along Member**") participate in such Drag-Along Sale in the manner set forth in Section 8.5.2.

8.5.2 Members Duties. Subject to Section 8.5.4 below, each Drag-Along Member shall take the specific actions required by this Section 8.5, and all other necessary or desirable actions as reasonably required by the Dragging Members, in order to carry out the terms of this Agreement in connection with the consummation of the Drag-Along Sale requested by the Dragging Members (including, without limitation, executing and delivering any and all agreements, instruments and other related documents executed by the Dragging Members, including any applicable purchase agreement, stockholders agreement and/or indemnification and/or contribution agreement) and otherwise cooperating with the Dragging Members, the prospective buyer and their respective representatives with such Drag-Along Sale. In furtherance of the foregoing, if the Drag-Along Sale is structured as a (x) merger or consolidation, Drag-Along Member shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or (y) sale of Membership Interests, Drag-Along Member shall agree to sell, and shall sell, all of his, her or its Membership Interests and rights to acquire Membership Interests (or, if less than all, than the same percentage or his, her or its Membership Interests or rights as the Dragging Members are selling) on the terms and conditions approved by the Dragging Members.

8.5.3 Sale Notice. The Dragging Members shall exercise their rights pursuant to this Section 8.5 by delivering a written notice (the "**Drag-Along Notice**") to the Company and each Drag-Along Member the proposed or actual letter of intent to be entered into (or that has been entered into) with respect to the Drag-Along Sale, which shall be provided no less than seven (7) business days in advance of execution and delivery if it purports to be binding (the "**Drag-Along LOI**"). The Drag-Along Notice shall make reference to the Dragging Members' rights and obligations hereunder, shall include a copy of any form of Drag-Along LOI proposed to be executed (or actually executed) in connection therewith and shall describe the terms of any material covenant that restricts the operation of such Drag-Along Member's business following the closing of the Drag-Along Sale (e.g. non-competition covenants or similar agreements) ("**Restrictive Operational Covenants**"), if any.

8.5.4 Drag-Along LOI Approval or Rejection. In the event that the Drag-Along LOI includes any Restrictive Operational Covenants applicable to any Drag-Along Members who receive or are to receive such Drag-Along LOI, those Drag-Along Members who are to be affected by such Restrictive Operational Covenants (the "**Affected Drag-Along Members**") shall have a period of seven (7) business days to review such Drag-Along LOI and any Restrictive Operational Covenants therein (subject to extension as set forth below). In the event that an Affected Drag-Along Member has not notified the Dragging Members in writing that it has approved such Drag-Along LOI or delivered the Drag-Along LOI Rejection Notice (described below) prior to the expiration of such seven (7) business day period, then the Dragging Members shall provide written notice to the Affected Drag-Along Members that the Dragging Members have not received such notice of acceptance or Drag-Along Rejection Notice from the Affected Drag-Along Members,

whereupon the Affected Drag-Along Members shall have an additional three (3) day period (the "**Extended Period**") following receipt of such notice in order to notify the Dragging Members of such acceptance or rejection. Should the Affected Drag-Along Members either approve the Drag-Along LOI in writing or fail to provide notice of objection to such Restrictive Operational Covenants to the Dragging Member(s) within such Extended Period, the Affected Drag-Along Members shall be obligated to comply with all terms of this Section 8.5 (provided that the transaction is substantially on the terms set forth in the Drag-Along LOI delivered to the Affected Drag-Along Members and does not include Restrictive Operational Covenants other than those described therein) and shall be deemed to have agreed to the terms of the Drag-Along LOI, including any Restrictive Operational Covenants set forth therein. Should the Affected Drag-Along Members provide notice of objection to the Restrictive Operational Covenants set forth in the Drag-Along LOI to the Dragging Member(s) within such seven (7) business day period or such Extended Period (a "**Drag-Along LOI Rejection Notice**"), the Affected Drag-Along Members will have no further obligation to participate in the Drag-Along Sale in accordance with this Section 8.5.

8.5.5 Conditions of Sale. The obligations of the Drag-Along Members in respect of a Drag-Along Sale under this Section 8.5 are subject to the satisfaction of the following conditions:

8.5.5.1 The consideration to be received by each Drag-Along Member shall be (i) in the same form of consideration received by the Dragging Members and (ii) the Extrapolated Consideration attributable to the Membership Interests being sold by such Drag-Along Member, except as otherwise provided in Section 8.5.5.2.

8.5.5.2 If the Dragging Members or any Drag-Along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-Along Members.

8.5.5.3 Each Drag-Along Member shall execute each agreement, and make or provide the same representations, warranties, covenants and indemnity agreements, as the Dragging Members make or provide in connection with the Drag-Along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Dragging Members, the Drag-Along Member shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants and indemnities shall be made by the Dragging Members and each Drag-Along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Members and each Drag-Along Member (other than any indemnification obligation pertaining specifically to the Dragging Members or a Drag-Along Member, which obligation shall be the sole obligation of each such Dragging Members or Drag-Along Member), in each case in an amount not to exceed the aggregate proceeds actually received by such Drag-Along Member in connection with the Drag-Along Sale (less any expenses incurred by such Drag-Along Member pursuant to Section 8.5.7 below).

8.5.6 Cooperation. In connection with any Drag-Along Sale, each Member and the Company shall (and the Company shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees, financial advisors, consultants, attorneys and other agents and representatives to) take all necessary or desirable actions in connection with the

consummation of the Drag-Along Sale and any related transactions (including any auction or competitive bid process in connection with or preceding such Drag-Along Sale) as reasonably requested by the Dragging Members, including (A) retaining investment bankers and other advisors approved by the Dragging Members; (B) participating in management meetings and preparing pitchbooks and confidential information memorandums, (C) furnishing information and copies of documents, (D) preparing and making filings with governmental authorities; (E) providing assistance with legal, accounting, tax, financial, benefits and other due diligence; and (F) otherwise cooperating with the Dragging Members, the prospective buyer(s), any investment bankers, consultants or other professional advisors who have been retained in connection with such Drag-Along Sale and their respective representatives.

8.5.7 Expenses. The fees and expenses of the Dragging Members incurred in connection with a Drag-Along Sale and for the benefit of all Drag-Along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-Along Members), to the extent not paid or reimbursed by the Company, shall be shared by the Dragging Members and all the Drag-Along Members on a pro rata basis, based on the consideration received by each such Member; provided, that no Drag-Along Member shall be obligated to make any out-of-pocket expenditure.

8.5.8 Consummation of Sale. The Dragging Members shall have ninety (90) days following the date of the Drag-Along Notice in which to consummate the Drag-Along Sale, on the terms set forth in the Drag-Along Notice (which 90-day period may be extended for a reasonable time not to exceed 120 days to the extent reasonably necessary to obtain required approvals or consents from any governmental authority or third party). If at the end of such period the Dragging Members have not completed the Drag-Along Sale, the Dragging Members may not then exercise their rights under this Section 8.5 without again fully complying with the provisions of this Section 8.5.

8.5.9 No Grant of Dissenters Rights or Appraisal Rights. In no manner shall this Section 8.5 be construed to grant to any Member any dissenters rights or appraisal rights or give any Member any right to vote in any transaction structured as a merger or consolidation (it being understood that the Members hereby expressly waive rights under Section 18-210 of the Delaware Act (entitled "Contractual Appraisal Rights") in connection with any Drag-Along Sale that satisfies the conditions of this Section 8.5, and in such circumstances grants to the Drag-Along Members the sole right to approve or consent to a merger or consolidation of the Company without approval or consent of the Members).

8.6 Triggering Event.

8.6.1 Notice. Any Member subject to a Triggering Event ("**Triggering Member**") shall promptly, and in all cases within thirty (30) days of such Triggering Event, provide written notice of the Triggering Event to all Members other than the Triggering Member ("**Non-Triggering Members**") and to the Company.

8.6.2 Company Repurchase. Within thirty (30) days after the Company's receipt of notice of, or otherwise obtaining knowledge of, the Triggering Event, the Company may, based on the decision of the Board, elect to purchase by providing written notice to the Triggering

Member, and if the Company so elects the Triggering Member shall sell to the Company, all of the Membership Interests (or that portion of the Membership Interests designated by the Company and determined by the Board) held by the Triggering Member at the Repurchase Price. If the Company does not elect to purchase all of the Membership Interests of a Triggering Member pursuant to this Section 8.6.2, the Company shall provide written notice of such election to all Non-Triggering Members within fifteen (15) days after the expiration of the thirty (30) day period described in this Section 8.6.2 ("**Trigger Election Notice**").

8.6.3 Member Repurchase. Each Non-Triggering Member may elect, within thirty (30) days of its receipt of the Trigger Election Notice, to purchase up to a pro-rata portion of the Membership Interests held by the Triggering Member which were not purchased by the Company pursuant to Section 8.6.2 (such pro-rata portion based on the Percentage Interest held by each such Non-Triggering Member), by providing written notice to the Company and the Triggering Member. If any Non-Triggering Member elects to purchase less than all of its pro-rata portion of the Membership Interests held by the Triggering Member, the other Non-Triggering Members can elect to purchase such Membership Interests, the allocation of such remaining Membership Interests to be allocated as determined by the Board. If one or more Non- Triggering Members elect to purchase all or a pro-rata portion of the Membership Interests held by the Triggering Member, the Triggering Member shall sell such Membership Interests to such Member(s) at the Repurchase Price.

8.6.4 If a Triggering Member has a Triggering Event that is also a Member Services Agreement Default pursuant to Section 4.10.1, any unvested portion of such Triggering Member's Membership Interest shall be forfeited as provided in Section 4.10.1 and shall not be subject to the repurchase rights of the Company or Non-Triggering Members under this Section 8.6. The Company's or any Non-Triggering Member's purchase of all or a portion of the Membership Interests held by a Triggering Member shall occur upon the payment by the Company or the applicable Member to the Triggering Member of the Repurchase Price of the Membership Interests it purchases pursuant to this Section 8.6, such payment to be made within sixty (60) days of the Company's or such Member's election to purchase all or a portion of the Membership Interest (or such longer period of time as necessary or appropriate to determine the Repurchase Price), and upon such payment all such purchased Membership Interests shall be deemed to be purchased by Company or the Member that purchased such Membership Interests. The Company's or a Member's election not to purchase some or all of the Membership Interests it has the right to purchase pursuant to this Section 8.6 shall not preclude the exercise of such rights in connection with any future Triggering Event.

8.6.5 Prohibition. This Section 8.6 shall not apply where prohibited by applicable law.

8.7 **No Disposition in Violation of Law**. Notwithstanding any contrary provision in this Agreement, to the maximum extent permitted by applicable law any otherwise permitted Transfer shall be null and void ab initio if: (a) such Transfer requires the registration of any Membership Interest pursuant to any applicable federal or state securities laws; (b) such Transfer causes the Company to become a "Publicly Traded Partnership," as such term is defined in Section 7704 of the Code; (c) such Transfer subjects the Company to regulation under the Investment

Company Act of 1940, the Investment Advisers Act of 1940 or the Employee Retirement Income Security Act of 1974, each as amended; (d) such Transfer results in a violation of applicable laws; (e) such Transfer is made to any Person who lacks the legal right, power, or capacity to own the Membership Interests; (f) any Membership Interests subject to such Transfer is unvested; or (g) the Company does not receive written instruments (including, without limitation, copies of any instruments of Transfer and such transferee's consent to be bound by this Agreement) that are in a form reasonably satisfactory to the Board. Company is under no obligation to register the Membership Interests or assist the Member in complying with any exemption from registration under the Securities Laws. No public market exists with respect to the Membership Interests and no representation has been made that such a public market will exist at a future date.

8.8 **Valuation of Interests**. If the Company or a Member has the option or rights to purchase any Membership Interest pursuant to Section 8.6 of this Agreement, the purchase price with respect to such Membership Interest ("**Repurchase Price**") shall be: (a) agreed upon by the affected Member or successor-in-interest, as the case may be (collectively, the "**Selling Member**") and the Board; or (b) if the Selling Member and Board do not agree on a price within twenty one (21) days after the Company's or a Member's exercise of its option or right to purchase such Membership Interest, the price for such Membership Interest shall be determined by appraisal as follows:

8.8.1 The Company shall select an appraiser who is a member of a recognized professional organization for appraisers and has at least five (5) years' experience in valuing companies similar to the Company (a "**Qualified Appraiser**") and notify the Selling Member thereof within fourteen (14) days after the expiration of the 21-day period above. The Selling Member shall either consent to the Company's Qualified Appraiser or select a second Qualified Appraiser, and so notify the Company within fourteen (14) days after receipt of the Company's notice above. If the Selling Member fails to so notify the Company, then the Qualified Appraiser selected by the Company shall conduct the appraisal of the applicable Membership Interest. However, if the Company fails to appoint a Qualified Appraiser within the initial fourteen (14) day period, the Selling Member may appoint the Qualified Appraiser.

8.8.2 The Qualified Appraiser(s) selected shall independently determine the fair market value of the Membership Interest to be transferred, including discounts for minority interest, lack of marketability and lack of control, within sixty (60) days after the last appraiser is selected. If there are two Qualified Appraisers, and their appraisals of the fair market value of the Membership Interest is within ten percent (10%) of each other, then the fair market value of the Membership Interest shall equal the average of the two appraisals. If their appraisals are not within ten percent (10%) of each other, then the appraisers shall together select a third Qualified Appraiser within fifteen (15) days after the last appraisal was submitted to the parties under this Section 8.8. The third Qualified Appraiser shall independently determine the fair market value of the Membership Interest to be transferred within forty-five (45) days after his or her appointment. The fair market value of the Membership Interest to be transferred shall equal the average of the two appraisals that are closest in amount.

8.8.3 The Selling Member and the Company shall each bear the costs and expenses of their respective appraisers, and one-half (1/2) the costs and expenses of any third

appraiser. At any time during the appraisal process, the parties may negotiate a mutually agreeable value for the Membership Interest to be transferred and the appraisal process shall terminate.

8.9 **Acceptance of Valuation**. The Repurchase Price determined pursuant to Section 8.8 of this Agreement will be binding upon all Persons with any interest therein (including without limitation the Company, each Member, and each former Member). Each of the foregoing irrevocably waive any right to contest or dispute the Repurchase Price determined pursuant to Section 8.8.

8.10 **Termination of ARTICLE 8.** This ARTICLE 8 will terminate, and be of no further force or effect, at such time that only one (1) Member remains as a Member of the Company.

ARTICLE 9
DISSOLUTION AND WINDING UP

9.1 **Company Dissolution**. The Company shall be dissolved, its assets disposed of, and its affairs wound up on the first to occur of the following (each, a "**Dissolution Event**"): (a) the vote or written consent of the Board in favor of such dissolution; (b) the happening of any event that makes it unlawful or impossible to carry on the business of the Company; or (c) the judicial dissolution of the Company pursuant to the Act. Except as expressly permitted in this Agreement, a Member shall not take any voluntary action that directly causes a Dissolution Event.

9.2 **Winding Up**. Upon a Dissolution Event, the Company shall conduct only such activities as are necessary to wind up the affairs of the Company. The Company shall give written notice of the commencement of the dissolution to all of its known creditors. The Company shall file or cause to be filed a Certificate of Cancellation with the Delaware Secretary of State and/or such other documents and instruments necessary to dissolve the Company and withdraw the Company from registration to do business in all states (if any) in which the Company is so registered.

9.3 **Distribution of Assets Upon Dissolution**. In settling accounts after dissolution, the liabilities of the Company shall be entitled to payment in the following order:

9.3.1 First, to creditors (including Members, if applicable, and any payments due under the MSP Agreement which have not been paid), in the order of priority as provided by law;

9.3.2 Second, to Reserves as reasonably required for contingent liabilities (after passage of a reasonable time the balance, if any, in said Reserves shall be distributed as set forth below);

9.3.3 Third, to the Members holding Class C Units pro rata in proportion to their holdings of Class C Units, until distributions under this Section 9.3.3 equal the aggregate amount of the initial Capital Contributions made by such Members in respect of their acquisition of Class C Units, except and only to the extent such Class C Units are not Fully Funded Class C Units;

9.3.4 Fourth, to the Members pro rata in accordance with their respective positive Capital Account balances, in proportion to and to the extent thereof, except that distributions

previously made to the Members holding Class C Units under Section 9.3.3 or under any other provision of this Agreement shall be treated as credits under this Section 9.3.4 in order to avoid paying the Fully Funded Class C Units twice; and

9.3.5 The remaining assets, if any, shall be distributed to the Members in accordance with Section 5.1.1 above. Such distribution shall be made after (i) final allocations of Profits and Losses in connection with the dissolution of the Company and the liquidation of its assets have been made, and (ii) all such events, transactions and allocations have been fully reflected in the Member's Capital Accounts as required by Treasury Regulation 1.704-1(b). Such distribution required by this Section 9.3.5 shall be made by the end of the fiscal year in which such dissolution occurs, or, if later, within ninety (90) days after the date of such dissolution, and shall otherwise comply with the requirements of Treasury Regulation 1.704-1(b). Distributions pursuant to this Section 9.3.5 may be made to a trust established for the benefit of the Members for the purposes of liquidating the Company's assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Members arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Board, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement.

9.4 **Limitations on Payments Made in Dissolution**. Except as otherwise specifically provided in this Agreement, no Member shall have the right to the return of such Member's Capital Contribution in connection with the dissolution of the Company.

ARTICLE 10
MISCELLANEOUS

10.1 **Severability of Provisions**. Each provision of this Agreement is severable, and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality does not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

10.2 **Complete Agreement**. This Agreement and the recitals and exhibits to this Agreement, which are incorporated into and made a part of this Agreement, the Certificate of Formation, the Trademark Agreement dated July 10, 2018, the Member Services Agreements, as amended, the Services Termination Agreement, the MSP Agreement and the MSP Termination Agreement, constitute the complete and exclusive agreement of the parties regarding the subject matter of this Agreement, and replace and supersede the Third Restated Agreement and all other prior written and oral agreements or statements by and among the Members regarding such subject matter. No representation, statement, condition or warranty not contained in this Agreement shall be binding on the Members or have any force or effect whatsoever. To the extent that any provisions of the Certificate of Formation conflict with any provision of this Agreement, the Certificate of Formation shall control.

10.3 **Headings**. All headings in this Agreement are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

10.4 **Binding Effect**. Subject to the provisions of this Agreement relating to transferability, this Agreement shall be binding on, and inure to the benefit of, the parties and their respective heirs, personal and legal representatives, executors, administrators, successors and assigns.

10.5 **Interpretation**. If any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied because this Agreement was prepared by or at the request of a particular Member or that Member's counsel. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neutral genders and vice versa.

10.6 **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware without regard to the rules of conflict of laws thereof or any other jurisdiction that would call for the application of the substantive laws of a jurisdiction other than the State of Delaware.

10.7 **No Third-Party Beneficiary**. Except as expressly provided in the Act, nothing in this Agreement (a) confers any rights or remedies under or by reason of this Agreement on any Persons other than the Members and such Members' respective successors and assigns, (b) relieves or discharges the obligation or liability of any third Person to any party to this Agreement, or (c) gives any third Person any right of subrogation or action over or against any party to this Agreement.

10.8 **Dispute Resolution**.

10.8.1 Negotiated Resolution. If any dispute ("**Dispute**") arises (i) out of or relating to this Agreement or any alleged breach of this Agreement, or (ii) with respect to any of the transactions or events contemplated by this Agreement, the party desiring to resolve such Dispute shall deliver a notice of the dispute ("**Dispute Notice**") to the other parties to such Dispute. If any party delivers a Dispute Notice pursuant to this Section, the parties involved in the Dispute shall meet at least twice within the thirty (30) day period commencing with the date of the Dispute Notice and in good faith shall attempt to resolve such Dispute.

10.8.2 Mediation. If any Dispute is not resolved or settled by the parties as a result of negotiation pursuant to Section 10.8.1 above, the parties shall submit the Dispute to non-binding mediation before a retired judge of a U.S. District Court or California State Appellate or Supreme Court, or some similarly qualified, mutually agreeable individual. The parties shall bear the costs of such mediation equally.

10.8.3 Arbitration. If the Dispute is not resolved by mediation pursuant to Section 10.8.2 above, or if the parties fail to agree upon a mediator, then within ninety (90) days after the Dispute Notice, the Dispute shall be exclusively settled by arbitration conducted in San Diego

County, California administered by JAMS pursuant to its Streamlined Arbitration Rules and Procedures and in accordance with the Comprehensive Rules with the Expedited Procedures. Judgment on the award may be entered in any court having jurisdiction. This clause shall not preclude parties from seeking injunctive relief or provisional remedies in aid of arbitration from a court of appropriate jurisdiction.

10.9 Further Assurances. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated under this Agreement.

10.10 Notices. Any notice, demand or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if: (i) delivered personally to the party or to an executive officer of the party to whom the same is directed, (ii) sent by certified mail, return receipt requested, postage prepaid, addressed to the Member's and/or Company's address as it appears in the Company's records, as appropriate, or (iii) sent by nationally recognized overnight courier addressed to the Member's and/or Company's address as it appears in the Company's records, as appropriate. Except as otherwise provided in this Agreement, any such properly addressed notice that is sent via certified U.S. mail shall be deemed to be given three business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, and any notice that is sent via overnight courier shall be deemed to be given on the date of delivery of such notice.

10.11 Amendments. This Agreement may be amended only in a writing signed by the Company and Members representing a Supermajority of the Members; provided, that, any amendment of this Agreement which would materially and disproportionately affect the Members holding Class C Units compared to all other Members shall also require the consent of Members holding at least a majority of the Class C Units.

10.12 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signatories had signed the same document. All counterparts shall be construed together and constitute the same instrument.

10.13 Remedies Cumulative. The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any Person may be lawfully entitled.

10.14 Advice of Counsel. The Members and the Company acknowledge that this Agreement has been reviewed on behalf of the Company by Carney Legal Works ("**CLW**"), counsel to the Company and the Soper Law Firm ("**SLF**"), CLW's successor as counsel to the Company. CLW and SLF do not represent, and are not acting on behalf of, any other party. The parties have been provided an opportunity to consult with the parties' own counsel and tax advisors with respect to this Agreement. The Members acknowledge that CLW and/or SLF may represent the Company after the execution of this Agreement.

10.15 No Obligation to Restore Negative Capital Account Balance on Liquidation. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g), if any Member has a negative Capital Account

balance (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all fiscal years, including, without limitation, the fiscal year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution to the Company, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever, except to the extent of any unpaid Capital Contribution of such Member.

10.16 Conversion to C Corporation. The Members acknowledge that the Company may elect to a convert to a C corporation in the future in order to facilitate additional equity raises and/or to achieve other Company objectives. If the Company elects to convert to a C corporation, the Members agree to cooperate in good faith and take any and all actions advisable or necessary to reorganize and facilitate such conversion and the issuance or exchange of Units for shares in the C corporation as well as signing such agreements (including a stockholders agreement) as are typical or customary in connection therewith.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned Members have duly executed and adopted this Agreement as of the Effective Date.

COMPANY:

BodyGood Nutrition LLC

RHB Appointees:

/s/ Brian Enge
Brian Enge, Board Member

/s/ Danny DeMichele
Danny DeMichele, Board Member

TWS Appointees:

/s/ Ray Faltinsky
Ray Faltinsky, Board Member

/s/ Sean Ross
Sean Ross, Board Member

MEMBERS:

Class A Members:

Robin Hood Brands, LLC
a Delaware limited liability company

/s/ Brian Enge
Brian Enge, Manager

Total Wellness Solutions, LLC
a Delaware limited liability company

Print Name: Ray Faltinsky

Signature: /s/ Ray Faltinsky

Title: Manager

[Signature Page to BodyGood Nutrition LLC Fourth Amended and Restated Limited Liability Company Agreement dated June 30, 2022]

Class P Members:

Jason Zinn
An Individual

Signature: /s/ Jason Zinn

Joseph J. Mercer III
An Individual

Signature: /s/ Joseph Mercer

[Signature Page to BodyGood Nutrition LLC Fourth Amended and Restated Limited Liability Company Agreement dated June 30, 2022]

Class C Members:

Class C Member (if an individual):

Print Name: list on file with Company

Signature: /s/ those collected are on file

Class C Member (if an entity):

Legal Name of Entity: list on file with Company

Signature: /s/ those collected are on file

Print Name: list on file with Company

Title: titles on file with signature pages

[Signature Page to BodyGood Nutrition LLC Fourth Amended and Restated Limited Liability Company Agreement dated June 30, 2022]

EXHIBIT B

GLOSSARY OF CERTAIN DEFINED TERMS

Capitalized terms used in this Agreement shall have the meanings specified below or elsewhere in this Agreement and when not so defined shall have the meanings specified in the Act (such terms are equally applicable to both the singular and plural derivations of the terms defined):

"**Act**" means the Delaware Limited Liability Company Act, Title 6, Chapter 18, §§ 18-101, *et seq*.

"**Affiliate**" means, with respect to any Person, any other Person (i) in which such first Person directly or indirectly owns greater than a twenty percent (20%) interest (whether economic or voting), (ii) which directly or indirectly owns a twenty percent (20%) interest (whether economic or voting) in such first Person, or (iii) which, directly or indirectly, is in control of, is controlled by, or is under common control with, such first Person. For purposes of this definition, "control" and "uncontrolled" with respect to any Person means the power, directly or indirectly, either to direct or cause the direction of the management and policies of such first Person, whether through the ownership of voting securities or equity interests, by contract of otherwise.

"**Agreement**" means this Fourth Amended and Restated Limited Liability Company Agreement of BodyGood Nutrition, LLC, as amended pursuant to its terms.

"**Assignee**" means the owner of a Membership Interest who has not been admitted as a Substituted Member in accordance with Section 8.3.

"**BBA**" has the meaning set forth in Section 5.4.1 of the Agreement.

"Board" has the meaning set forth in Section 4.2 of the Agreement.

"Board Majority" has the meaning set forth in Section 4.2 of the Agreement.

"**Capital Account**" has the meaning set forth in Section 2.3 of the Agreement.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Gross Asset Value of any property contributed to the Company by such Member.

"**Capital Transaction**" means any sale or other disposition or refinancing of one or more brand names, product lines, or other material assets of the Company, or any such transaction by any entity held by the Company, each as reasonably determined by the Board, and shall include any insurance or similar recoveries designed to compensate the Company or such entity for the destruction or loss of use of any of Company's or such entity's material assets (as reasonably determined by the Board).

"**Certificate of Formation**" has the meaning set forth in Section 1.1 of the Agreement.

"**Change of Control**" means (i) the acquisition of an entity (including by acquiring a controlling ownership interest in such entity) by any Person (or group of Persons) by means of any transaction or series of related transactions to which such entity or its owners is a party (including, without limitation, any securities acquisition, reorganization, merger or consolidation, but excluding any sale of equity for capital raising purposes and any transaction effected primarily for purposes of changing the entity's jurisdiction of incorporation) other than a transaction or series of related transactions in which the holders of the voting securities of such entity outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of transactions, as a result of equity in the entity held by such holders prior to such transaction or series of transactions, at least a majority of the total voting power represented by the outstanding voting securities of the entity or such other surviving or resulting entity (or if the entity or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent), or (ii) a sale, lease or other disposition of all or substantially all of the assets of an entity and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a subsidiary wholly-owned by such entity; provided, however, that, for clarity, any transfer, sale or disposition of equity from one or more current owners of a Member to an Affiliate of such owner or Member or to one or more other current owners of such Member or its or their Affiliate shall not constitute a Change of Control.

"**Class A Units**" shall mean the Units having the rights, obligations, and restrictions specified with respect to "Class A Units" in this Agreement. The Class A Units have voting rights with each Class A Member entitled to one vote per Class A Unit.

"**Class C Units**" shall mean the Units having the rights, obligations, and restrictions specified with respect to "Class C Units" in this Agreement. Except as otherwise required by the Act or as otherwise provided in the Agreement, Class C Units will not be entitled to vote on any matter or action related to the Company or otherwise participate in the management of or any decision made by the Company. Except as otherwise provided in the Agreement, Class C Units are not entitled to distributions prior or in preference to Members holding Class A Units.

"**Class P Units**" shall mean the Units having the rights, obligations, and restrictions specified with respect to "Class P Units" in this Agreement. Except as otherwise required by the Act, Class P Units will not be entitled to vote on any matter or action related to the Company or otherwise participate in the management of or any decision made by the Company.

"**Class A Members**" means the Members holding Class A Units.

"**Class C Members**" means the Members holding Class C Units.

"**Class P Members**" means the Members holding Class P Units.

"**Class P Member Schedule**" has the meaning set forth in Section 3.2 of the Agreement. Each Class P Member Schedule shall be established and maintained by the Company (and updated from time to time as appropriate) for each Class P Member showing the name, address of the Member, the number of Class P Units held by the Member and when issued, the Participation Threshold applicable to each issuance of Class P Member Units to the Member, any

vesting restrictions applicable to the Class P Units of the Member, and any other information determined appropriate by the Board.

"**Code**" means the Internal Revenue Code of the 1986 as amended from time to time, or corresponding provisions of subsequent superseding federal revenue laws.

"**Company**" has the meaning set forth in the preamble of the Agreement.

"**Company Matters**" has the meaning set forth in Section 4.2.5 of the Agreement.

"**Depreciation**" means, for each fiscal year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis.

"**Dispute**" has the meaning set forth in Section 10.8.1 of the Agreement.

"**Dispute Notice**" has the meaning set forth in Section 10.8.1 of the Agreement.

"**Dissolution Event**" has the meaning set forth in Section 9.1 of the Agreement.

"**Distributable Cash**" means all cash, receipts and funds received by the Company from Company operations, Capital Transactions, or from any other source or any kind, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums then due to lenders or to Members (including under Section 2.6); (ii) all cash expenditures or liabilities incurred incident to the operation of the Company's business (including pursuant to the Member Services Agreements or the MSP Agreement); (iii) such Reserves as the Board deems reasonably necessary to the proper operation of the Company's business.

"**Drag-Along Member**" has the meaning set forth in Section 8.5.1 of the Agreement.

"**Drag-Along Notice**" has the meaning set forth in Section 8.5.3 of the Agreement.

"**Drag-Along Sale**" has the meaning set forth in Section 8.5.1 of the Agreement.

"**Dragging Members**" has the meaning set forth in Section 8.5.1 of the Agreement.

"**Economic Interest**" means the right to receive distributions of the Company's assets and allocations of income, gain, loss, deduction, credit and similar items from the Company pursuant to this Agreement and the Act, but shall not include any other rights of a Member. For the avoidance of doubt, Membership Interests designated solely as Economic Interests shall not have (to the extent such limitations are permitted under the Act), without limitation, the right to vote or participate in

the management of the Company or any right to information concerning the business and affairs of the Company.

"**Effective Date**" has the meaning set forth in the preamble of the Agreement.

"**Extrapolated Consideration**" means, for purposes of Sections 8.5, with respect to any Membership Interests, the total amount that would be distributed with respect to such Membership Interests upon liquidation and winding up of the Company if (a) in the case of a Drag-Along Sale in which the consideration is paid to the Members in respect to their Membership Interest (either directly or through a merger or consideration), the total consideration to be paid in the Drag-Along Sale was distributed by the Company in accordance with Section 9.3, or (b) in the case of a Drag-Along Sale in which the consideration is paid to the Company, the total consideration to be paid in the Drag-Along Sale, net of all liabilities of the Company, was distributed by the Company in accordance with Section 9.3.

"**First Amendment of Services Agreement**" means the First Amendment to the Member Services Agreement between the Company and TWS which was executed in connection with the Third Restated Agreement.

"**Gross Asset Value**" means, with respect to any asset, the adjusted basis of the asset for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be its fair market value, as reasonably determined by the Board.

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective fair market values, as determined by the Board, as of the following times:

(1) the acquisition of additional Membership Interests in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution or for services;

(2) the distribution by the Company to a Member of more than a de minimis amount of property or money in consideration for Membership Interests in the Company if the Company's CPA or the Board reasonably determines that such adjustment is necessary or appropriate to reflect the relative interests of the Members in the Company; and

(3) notwithstanding anything in subclause (2) above to the contrary, on the liquidation of the Company within the meaning of Treasury Regulation 1.704-1(b)(2)(ii)(g).

(c) The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution.

(d) If the Gross Asset Value of an asset has been determined or adjusted pursuant to clause (a) or (b) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

“**Indemnified Costs**” has the meaning set forth in Section 4.5 of the Agreement.

“**Indemnified Party**” and “**Indemnified Parties**” have the meaning set forth in Section 4.5 of the Agreement.

“**Members**” has the meaning set forth in the preamble of the Agreement.

“Member Majority” has the meaning set forth in Section 4.2.5 of the Agreement.

“**Member Services Agreement**” means an agreement between each of RHB and TWS, on the one hand, and the Company pursuant to which such Member provides or previously provided services to or on behalf of the Company, including without limitation those service agreements referenced on Exhibit A.

“**Member Services Agreement Default**” has the meaning set forth in Section 4.11.3 of the Agreement.

“**Membership Interest**” means the entire interest of a Member in the Company, including, to the extent applicable, Economic Interests, the right to vote and the right to receive information regarding the Company, as provided in this Agreement and the Act.

“**Members Schedule**” has the meaning set forth in Section 3.1 of the Agreement.

“Mercer” has the meaning set forth in the Recitals of the Agreement.

“**MSP Agreement**” has the meaning set forth in Section 4.7.1 of the Agreement.

“**MSP Termination Agreement**” means that certain MSP Termination Agreement dated as June 30, 2021 among the Company, RHB and TWS which was executed in connection with the Third Restated Agreement.

“**Non-Triggering Members**” has the meaning set forth in Section 8.6.1 of the Agreement.

“**Participation Threshold**” has the meaning set forth in Section 3.2 of the Agreement.

“**Partner Nonrecourse Debt**” has the meaning set forth in Section 5.3.3 of the Agreement.

“**Partnership Minimum Gain**” has the meaning set forth in Section 5.3.3 of the Agreement.

“**Partnership Representative**” has the meaning set forth in Section 5.4.1 of the Agreement.

“**Percentage Interest**” shall mean, with respect to a Member, the following ratio expressed as a percentage: (a) the total number of Units held by such Member, regardless of the type of Units, to (b) the total number of all Units issued, outstanding and held by all Members.

"**Permitted Transfer**" has the meaning set forth in Section 8.2 of the Agreement.

"**Person**" means any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assignees of such Person, where the context so requires.

"**Principal Service Member**" has the meaning set forth in Section 4.11 of the Agreement.

"**Profits Interest**" has the meaning set forth in Section 3.2 of the Agreement.

"**Profits**" and "**Losses**" mean, for each fiscal year or other period, an amount equal to the Company's taxable income or loss, respectively, for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be included as if it were taxable income.

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation 1.704-1(b)(2)(iv)(i), shall be taken into account in computing such taxable income or loss as if they were deductible items.

(iii) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value.

(iv) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, the Company shall compute such deductions based on the book value of Company property, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

(v) Any items which are specifically allocated to a Section 754 election, a recharacterization of a guaranteed payment as a distribution, a qualified income offset, minimum gain chargeback, nonrecourse deduction special allocation, or a gross income allocation shall not be taken into account in computing Profits and Losses.

(vi) Notwithstanding anything in this Agreement to the contrary, Profits and Losses shall be adjusted as necessary to ensure compliance with Treasury Regulation 1.704-1(b) or other applicable Treasury Regulations.

"**Qualified Appraiser**" has the meaning set forth in Section 8.8.1 of the Agreement.

"**Records**" has the meaning set forth in Section 6.1 of the Agreement.

"**Regulatory Allocations**" has the meaning set forth in Section 5.3.6 of the Agreement.

“**Repurchase Price**” has the meaning set forth in Section 8.8 of the Agreement.

“**Reserves**” means, with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves which shall be maintained in reasonable amounts as determined by the Board for working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company’s business, affairs and activities.

“**RHB**” means Robin Hood Brands, LLC.

“**Second Restated Agreement**” has the meaning set forth in the recitals of the Agreement.

“**Securities Acts**” has the meaning set forth in Section 7.2 of the Agreement.

“**Selling Member**” has the meaning set forth in Section 8.8 of the Agreement.

“Services Termination Agreement” means the Services Termination Agreement executed in connection with the Third Restated Agreement that terminated the Member Services Agreement between the Company and RHB.

“**Substituted Member**” means a transferee of a Membership Interest who has been admitted to the Company as a Member pursuant to ARTICLE 8, who has all the rights and obligations of membership pursuant to this Agreement.

“**Supermajority of the Members**” means approval of Members holding more than seventy percent (70%) of the Class A Units.

“**Tax Distribution**” has the meaning set forth in Section 5.1.2 of the Agreement.

“**Tax Matters Partner**” has the meaning set forth in Section 5.4.1 of the Agreement.

“Third Restated Agreement” has the meaning set forth in the Recitals of the Agreement.

“**Transfer**” or “**Transferred**” shall mean any sale, assignment, transfer, conveyance, pledge, hypothecation, or other disposition voluntarily or involuntarily, by operation of law, with or without consideration, or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process, divorce decree or divorce settlement) of all or any portion of any Membership Interest. Without limiting the generality of the foregoing, a Change of Control of a Member will be deemed to constitute a Transfer of the Member’s entire Membership Interest; provided, however, that for purposes hereof a Change of Control of RHB shall not constitute a Transfer as long as Brian Enge is not removed as Manager of RHB; provided, further, that the removal of Brian Enge as Manager of RHB shall not be deemed a Transfer if such removal is in connection with, or after, a Drag-Along Sale.

"**Transfer Notice**" has the meaning set forth in Section 8.4.1 of the Agreement.

"**Transferring Member**" has the meaning set forth in Section 8.4 of the Agreement.

"**Treasury Regulations**" means the Income Tax Regulations, including temporary regulations, promulgated under the Code, as amended from time to time.

"**Trigger Election Notice**" has the meaning set forth in Section 8.6.2 in the Agreement.

"**Triggering Event**" means (a) a Member's filing of a petition or commencing other proceedings seeking reorganization, liquidation, arrangement, or other similar relief under any federal or state law relating to bankruptcy or insolvency, or the failure to dismiss any such action against it within sixty (60) days of the filing of such action; (b) TWS undergoing a Change of Control; (c) RHB undergoing a Change of Control; or (d) a Member holding Class C Units undergoing a Change of Control.

"**Triggering Member**" has the meaning set forth in Section 8.6.1 of the Agreement.

"**TWS**" means Total Wellness Solutions, LLC.

"**Unit**" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types and classes of Units, including the Class A Units, Class C Units and Class P Units; *provided*, that any type or class of Unit shall have the privileges, preferences, duties, liabilities, obligations, and rights set forth in this Agreement and the Membership Interests represented by such type or class or series of Unit shall be determined in accordance with such privileges, preferences, duties, liabilities, obligations, and rights.

EXHIBIT C

BODYGOOD NUTRITION LLC

CLASS P MEMBER SCHEDULE

I. Name and Address of Class P Member:

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II. Number of Class P Units and Dates on which Issued:

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IV. Participation Thresholds for each Issuance of Class P Units to the Member:

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V. Description of any Vesting Restrictions Applicable to Certain or all of such Member's Units:

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